China America Holdings, Inc.
Xi Lv Biao Industrial Park, Longdu Street,
Zhucheng City, Shangdong Province, China 262200
Phone: 86-536-6046925

October 26, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:
Pamela Long, Director Dale Welcome, Staff Accountant Kevin Stertzel, Senior Accountant George Schuler Sherry Haywood, Staff Attorney Dietrich King, Senior Attorney

Re:	China America Holdings, Inc. (the “Company”)
Amendment No. 2 to Current Report on Form 8-K Filed September 13, 2011
Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30,2011 Filed August 15, 2011
File No. 0011-53874

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated September 28, 2011. Following are the Company’s responses to the staff’s comments.  Contemporaneously, the Company has filed Amendment No. 3 to the Form 8-K (“Amendment No. 3 to Form 8-K”) that includes the revised disclosure in response to the staff’s comments.  Under separate cover, we are providing Ms. Haywood with a marked version of Amendment No. 3 to Form 8-K, keyed to the comments.

Amendment No.2 to Current Report on Form 8-K Filed September 13, 2011

General

1.           We note the requested acknowledgements provided by counsel on behalf of the registrant at the end of counsel's response letter dated September 12, 2011. Please note that we must receive these acknowledgements in a document signed on behalf of the registrant by a duly authorized officer of the registrant. Please provide such acknowledgements with your next response letter (If you prefer, they can be in a signed attachment to counsel's response letter). Also, in your next response letter, please tell us the page numbers where we can find your revised disclosure.

RESPONSE:  This response letter has been signed by the Company’s Chief Executive Officer.

Item 2.01 - Completion of Acquisition or Disposition of Assets, page 1

The Share Exchange Agreement and Related Transactions, page 1

2.           We note your response to comment 17 of our letter dated August 3, 2011. Please revise your disclosure to disclose when you plan to seek approval from your shareholders to amend your articles of incorporation to effectuate the reverse stock split.

RESPONSE: The Company has added additional disclosure on Page 1 of Amendment No. 3 to Form 8-K.  Please be advised that as the Company’s officers and directors own or control approximately 64.6% of the voting securities of the Company, the consent of the majority shareholders to approve the articles of amendment, as required by Florida law, will be given by the Company’s officers and directors.

3.           We note your response to comment 21 of our letter dated August 3, 2011. We also note that the date on page 1 of the option agreement is not completed. Please file a fully dated copy of the option agreement.

RESPONSE:  The Company has included a fully dated copy of the Option Agreement as Exhibit 10.25 to Amendment No. 3 to Form 8-K.

4.           We note your response to the second bullet point in comment 25 of our letter dated August 3, 2011. To help us to understand the basis for your conclusion that China Direct Investment is not a promoter, please provide us with more support for this conclusion. Please provide us with a detailed analysis that addresses both prongs of the "promoter" definition in Rule 405 of the Securities Act of 1933, as amended.

RESPONSE:  As noted in the Company’s September 12, 2011 response to the SEC, the Company does not believe that the services provided to the Company by China Direct Investments under the June 13, 2011 consulting agreement (the “Consulting Agreement”) cause China Direct Investments to be classified as a “promoter” as that term is defined in Rule 405 of the Securities Act of 1933, as amended (“Rule 405”).   The reason for the Company’s is as follows:

Section 1of the Consulting Agreement specifies the following services that China Direct Investments was to provide to the Company (the “Services”):

a)
Identification of companies for possible acquisition, merger or combination with an operating entity (“target companies”) and performance of business due diligence, coordination of accounting and legal due diligence related to such target companies; familiarization of itself, to the extent appropriate and feasible, with the business, operations, properties, financial condition, management and prospects of the target companies;

b)	Identification, evaluation, structuring and providing advice in connection with potential acquisitions, mergers or combinations with target companies;

c)
Coordination of the preparation of all required documentation to complete the acquisition of a target company and the filing of all required public disclosures as required by the SEC to complete such transaction; and

d)	Provide such other services upon which the Parties may mutually agree.

The term “promoter” under Rule 405 is defined as:

i.	Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

ii.
Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

A common element in the definition of the term promoter in Sections 1(i) and (ii) under Rule 405 is a requirement that a person be involved in “founding and organizing of the business of an issuer” as indentified in the excerpt of Rule 405above in bold and underlined.

The Company’s business, through its subsidiary Ziyang Ceramics, involves the manufacture and distribution of porcelain tiles used for residential and commercial flooring in China.  Ziyang Ceramics was founded in January 2006 by Lingbo Chi, the Company’s current Chief Executive Officer, Ping Wang, its current Chief Financial Officer and Nianzhang Zhao, Ziyang Ceramic’s General Manager. These individuals have been responsible for Ziyang Ceramic’s day to day management, operations and ultimate success since its founding in 2006.  The services provided by China Direct Investments, while valuable, are administrative in nature and did not involve the ultimate decision on whether to proceed with the acquisition of Ziyang Ceramics.

5.           We note your response to the third bullet point in comment 25 of our letter dated August 3, 2011. Please revise your disclosure to briefly describe the material terms of the Glodenstone Note, including when loan payment proceeds are due to you.

RESPONSE:  The Company will include the following additional disclosure on pages 1 and 15 in Amendment No. 3 regarding the Glodenstone Note:

The Glodenstone Note pays interest at an annual rate of 5%, is due December 31, 2011 and is secured by the 56.08% ownership interest in AoHong Chemical (the “Collateral”).  In the event that Glodenstone does not pay the amounts due under the terms of the Glodenstone Note, we may, at our option, (i) declare the entire unpaid principal balance of the Glodenstone Note, together with accrued and unpaid interest, immediately due and payable; (ii) sell the Collateral in a private or public sale and apply the proceeds of the sale of the Collateral towards repayment of the Glodenstone obligations under the Glodenstone Note; and (iii) pursue any other remedy available to us at law or in equity.

Risk F actors, page 15

Risks related to doing business in China, page 19

6.           We note your response to comment 33 of our letter dated August 3, 2011, and your disclosures regarding the restrictions relating to the conversion of currencies and distribution of dividends in China. In future annual filings, to the extent applicable, please provide "parent only" financial information in accordance with Rule 5-04 of Regulation S-X.

RESPONSE:  The Company acknowledges the staff’s comment and will include "parent only" financial information in accordance with Rule 5-04 of Regulation S-X in its future annual filings.

Security Ownership of Certain Beneficial Owners and Management, page 22

7.           We note your response to comment 40 of our letter dated August 3, 2011, as well as your revised disclosure. For Mr. Chi, your revised tabular disclosure appears to omit his options to purchase 51,293,666 shares. Please revise the table accordingly.

RESPONSE:  The 236,013,800 shares owned by Best Alliance Worldwide Investments Limited include the 51,293,666 shares which are the subject of the option exercisable by Mr. Chi, which is already attributable to Mr. Chi.  Adding the 51,293,666 shares to Mr. Chi’s beneficial ownership interest would cause those shares to be counted twice.  For this reason, we do not believe the 51,293,666 shares should be added to Mr. Chi’s beneficial ownership amount. The Company will add additional language in footnote 1 to the Security Ownership of Certain Beneficial Owners and Management Table on page 31 in Amendment No. 3 clarifying this.

Item 9.01 Financial Statements and Exhibits, page 31

8.           We note your response to comment 44 of our letter dated August 3, 2011. Please note that your bylaws do not appear to be filed with the registration statement on Form SB-2 filed on December 3, 1999. Please file your bylaws as an exhibit.

RESPONSE:  The Company’s Bylaw’s were filed with the SEC as Exhibit 3.2 of the registration statement on Form SB-2 filed on September 17, 1999 (SEC File No. 333-87293).  The Exhibit List incorrectly referred to the filing date of Form SB-2 as December 3, 1999.  Amendment No. 3 corrects this error.

Quarterly Report on Form 10-0 for the Fiscal Quarter Ended June 30, 2011

General

9.           We note your responses to comments one through seven of our letter dated August 3, 2011. It appears based on the information you have provided and the risk factor added to your disclosures, a material weakness may exist in your internal control over financial reporting. Absent further information or significant changes to your internal level of U.S. GAAP expertise, we believe you should carefully consider your level of US GAAP expertise when performing your assessment of internal control over financial reporting.

RESPONSE: The Company acknowledges the staff’s comment and will consider the Company’s level of US GAAP expertise when performing its assessment of internal control over financial reporting in future SEC filings where required.

10.           Please revise future filings to disclose revenue by product line as required by FASB ASC 280-10-50-40.

RESPONSE: The Company acknowledges the staff’s comment and will include disclosure of its revenue by product line as required by FASB ASC 280-10-50-40 in future filings.

Item 1. Financial Statements, page 1

Note 2 - Summary of Significant Accounting Policies, page 6

Cash and Equivalents, page 6

11. Please tell us, and revise future annual and quarterly filings to disclose, the amount of cash and cash equivalents as of each balance sheet date based on the jurisdiction where it is deposited. Please tell us, and clarify in future filings, if cash and cash equivalents of the parent company are held in US banks and denominated in US dollars.

RESPONSE:  The Company reported cash of $6,336,969 as of June 30, 2011, of which $6,356,715 was deposited in the Peoples Republic of China and $254 was deposited in the United States. The Company will disclose in future filings the amount of cash and cash equivalents as of each balance sheet date based on the jurisdiction where it is deposited.

Note 17 - Shareholders' Equity, page 13

12.           We note your response to comment 15 of our letter dated August 3, 2011. Please clarify the effective date of the increase in the number of your authorized shares such that the convertible promissory notes issued to BAW and China Direct Investments automatically converted into common stock. To the extent that the convertible promissory notes issued to BAW and China Direct Investments automatically converted into common stock, please tell us where the increase in common shares are shown on your consolidated statements of changes in equity at June 30, 2011.

RESPONSE:  The Company will add additional language on page 2 in Amendment No. 3 clarifying that convertible promissory notes issued to BAW and China Direct Industries will automatically convert into shares of the Company’s common stock following the reverse stock split.  Please be advised that the convertible notes have not converted into shares of the Company’s common stock as of the date hereof.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

13.           In future interim and annual filings, please revise your discussion of the results of operations to:

•           Quantify how much of the increase in revenue from period-to-period was due to volume versus sales price;

•           Address the main cost drivers affecting your cost of revenue, including how these costs have impacted your gross profit for the periods presented, and management's expectation of how these costs will impact future results. Your disclosure should include a discussion of your significant raw materials and the extent to which your results of operations have been impacted by changes in the price of these raw materials;

•           Quantify the reasons you have identified for the significant changes in your operating expenses from period-to-period;

•           Discuss and quantify the reasons for the fluctuations in interest income and interest expense between the comparable periods; and

•           Also discuss the reasons of any significant differences between your effective tax rate and your statutory tax rate.

RESPONSE: The Company acknowledges the staff’s comment with respect to additional disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in future interim and annual filings with the SEC.

Liquidity and Capital Resources, page 18

14.           Please revise future annual and quarterly filings to disclose the information you provided, in response to comment 38 of our letter dated August 3, 2011, regarding restrictions on your ability to make dividend payments and transfer other funds outside of China.

RESPONSE:  The Company acknowledges the staff’s comment with respect to restrictions on its ability to make dividend payments and transfer other funds outside of China in future interim and annual filings with the SEC.

15. Please revise future annual and interim filings, to discuss the significant provisions of your loans payable, including whether you are subject to any covenants.

RESPONSE:  The Company acknowledges the staff’s comment regarding disclosure of the significant provisions of its loans payable, including whether the Company is subject to any covenants and will provide such disclosure in future interim and annual filings with the SEC.

16.           At June 30, 2011, we note that you have construction-in-progress of $5,745,047. Please revise future annual and interim filings to provide a comprehensive discussion of your construction-in-process, including but not limited to, the purpose of the capital project, the total estimated cost, how much you expected to spend during 2011, and the estimated completion date.

RESPONSE: The Company acknowledges the staff’s comment with respect to construction-in-progress and will provide the additional requested disclosure in future interim and annual filings with the SEC.

Exhibit 32.1

17.           We note that Shaoyin Wang is identified in the first paragraph of the 906 certification as your chief executive officer, president and chief financial officer. However, your current chief executive officer, Lingbo Chi, and your current chief financial officer, Ping Wang, have signed the certification. Please file a full amendment to your quarterly report to provide a properly executed certification that refers to your current executive officers. Please ensure that all the certifications filed with the amendment refer to your amended quarterly report.

RESPONSE:  The Company has filed Amendment No. 2 to its Form 10-Q for the period ended June 30, 2011 to correct the typographical error in the 906 certification noted by the staff.

If the staff has any further comments regarding the Company’s filings with the SEC, please provide our counsel Mr. James M. Schneider, Esq. with a courtesy copy of any correspondence.  Mr. Schneider can be reached at (561) 988-8070 or via Fax at (561) 362-9612 or by e-mail at jim@swblaw.net.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

In furtherance of the Company’s response to the staff’s September 28, 2011 comment letter on the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ Lingbo Chi
Lingbo Chi, Chief Executive Officer

cc:           James M. Schneider, Esq. (Via Fax No. 561-362-9612)
Sherb & Co., LLP